EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Nine Months
Ended September 30, 2004
Net income from continuing operations less distributions on preferred units	$104,459
Distributions on preferred units	24,321
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustments	(8,940)
Interest expense	99,755
Earnings before fixed charges	$219,595

Interest expense	$99,755
Interest costs capitalized	4,381
Total fixed charges	104,136

Preferred distributions	24,321
Total fixed charges and preferred distributions	$128,457

Ratio of earnings to fixed charges	2.11

Ratio of earnings to fixed charges and preferred distributions	1.71